SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*


                         PITTSBURGH FINANCIAL CORP.
--------------------------------------------------------------------------------
                             (Name of Company)


                   COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                      (Title of Class of Securities)


                               725098 10 7
--------------------------------------------------------------------------------
                              (CUSIP Number)



                             Jeffrey W. Tott
                     c/o Pittsburgh Financial Corp.
                         1001 Village Run Road
                       Wexford, Pennsylvania 15090
                             (724) 933-4509
--------------------------------------------------------------------------------
(Name, Address, Telephone Number of Persons Authorized to Receive Notices and Communications)

                             January 3, 2001
--------------------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1
(g), check the following box [  ].

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           Page 1 of  7 Pages




CUSIP No.  725098 10 7               13D                       Page 2 of 7 Pages



--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Jeffrey W. Tott
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
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3       SEC USE ONLY
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4       SOURCE OF FUNDS*

        PF; OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
        PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                        |       |
NUMBER OF SHARES        |   7   |  SOLE VOLTING POWER
BENEFICIALLY            |       |
OWNED BY EACH           |       |  147,165
REPORTING PERSON        |-------|-----------------------------------------------
WITH                    |   8   |  SHARED VOTING POWER
                        |       |
                        |       |  6,000
                        |-------|-----------------------------------------------
                        |   9   |  SOLE DISPOSITIVE POWER
                        |       |
                        |       |  147,165
                        |-------|-----------------------------------------------
                        |   10  |  SHARED DISPOSITIVE POWER
                        |       |
                        |       |  6,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       153,165
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------





CUSIP No.  725098 10 7               13D                       Page 3 of 7 Pages

Item 1.  Security and Company
-----------------------------

     This statement relates to the common stock, $.01 par value per share (the "Common Stock"), of Pittsburgh Financial Corp., a Pennsylvania corporation ("Pittsburgh Financial" or the "Company"), whose principal executive offices are located at 1001 Village Run Road, Wexford, Pennsylvania 15090.

Item 2.  Identity and Background
--------------------------------

          (a)  Jeffrey W. Tott

          (b) Mr. Tott's residence address is Barberry Farm, Barberry Road, Sewickley, PA 15143.

          (c) On January 25, 2001, Mr. Tott was appointed to the Board of Directors of the Company for a two year term. Mr. Tott is also President, Specialty Bar Products Company, a Pennsylvania corporation engaged in the fabrication of specialty metal products, with an address of 200 Martha Street, P.O. Box 127, Blairsville, PA 15717.

          (d)  None

          (e)  None

          (f)  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     The source of funds for Jeffrey W. Tott's acquisition was personal funds. The aggregate amount of funds used by Mr. Tott in making the acquisitions of the Company's Common Stock was $1,929,157.

Item 4.  Purpose of Transaction
-------------------------------

     As described in Items 2 and 6 herein, Mr. Tott recently became a Director of the Company and is a party to an agreement, dated January 3, 2001, with the Company ( the "Agreement"). Mr. Tott intends to continue to serve the Company as Director in an independent manner subject to the terms of the Agreement. Mr. Tott believes that the shares of Common Stock are an attractive investment and acquired the shares of Common Stock prior to becoming a Director for investment purposes and not for the purpose of influencing the management of the Company or exercising control.





CUSIP No.  725098 10 7               13D                       Page 4 of 7 Pages



     Mr. Tott currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which Mr. Tott is a member or permitted by the Agreement) which relate to or would result in
(a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Company
----------------------------------------------

          (a) Jeffrey W. Tott is deemed to be the beneficial owner of 153,165 shares (which number includes shares acquired via dividend reinvestment) of the Company's Common Stock, which represents, based upon the Company's February 14, 2001 Form 10-Q filing with the Securities and Exchange Commission, approximately 9.1% of the Company's Common Stock.

          (b) Mr. Tott has sole voting power and dispositive power with respect to his 147,165 shares of Common Stock and shared voting power and dispositive power with respect to his 6,000 shares of Common Stock.

          (c)  On January 19, 2001, Mr. Tott acquired 1,381 shares of
Common Stock pursuant to the Company's Dividend Reinvestment Plan at a price of $9.50 per share. Mr. Tott had no other transactions in the Company's Common Stock during the past 60 days.




CUSIP No.  725098 10 7               13D                       Page 5 of 7 Pages



          (d) Mr. Tott's children beneficially own 6,000 shares of Common Stock which are included in the shares of Common Stock beneficially owned by Mr. Tott.

          (e)  Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------------------------------------------------------------------------------
to Securities of the Company
----------------------------

     Mr. Tott is a party to the Agreement with the Company (referenced in Item 4 and included as an exhibit to this report) with respect to the Common Stock of the Company for as long as Mr. Tott is a member of the Board of Directors of the Company, but in no event for less than two years from the date thereof. The following discussion of the Agreement is intended only as a summary. The Agreement permits additional acquisitions of Common Stock by Mr. Tott, his associates, affiliates and members of his immediate family up to 19.9% of the Common Stock. Furthermore, from and after the date thereof, until and through the term of the Agreement, Mr. Tott has agreed as follows:

          (i)  At each annual meeting of stockholders of Pittsburgh
Financial, Mr. Tott shall vote all of the shares of Pittsburgh Financial Common Stock beneficially owned by him, his associates, affiliates and members of his immediate family for each of Pittsburgh Financial's nominees for election as directors, for the ratification of the appointment of Pittsburgh Financial's independent auditors and such other proposals recommended by management for adoption by stockholders and Mr. Tott shall recommend adoption of such nominees and proposals to stockholders during the term of the Agreement;

          (ii) Mr. Tott shall not (other than by virtue of Mr. Tott's participation as a director on the Board of Directors of Pittsburgh Financial)
(i) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are defined in the proxy rules of the Securities and Exchange Commission) to vote securities of Pittsburgh Financial in opposition to the recommendation of the Board of Directors on any mater submitted, or to be submitted to the stockholders of the Company; (ii) form, join or participate in any way with unaffiliated third parties in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to any voting securities of Pittsburgh Financial; or (iii) otherwise act alone or in concert with others to seek to control the management, board of directors or policies of Pittsburgh Financial, provided that, the restrictions of this paragraph shall not prevent Mr. Tott from acting in accordance with legal requirements or require Mr. Tott to act in a manner inconsistent with his fiduciary duties;

          (iii) Mr. Tott will not make any statements, public or otherwise, in opposition to, or that would reflect negatively against, Pittsburgh Financial, Pittsburgh Savings Bank d/b/a





CUSIP No.  725098 10 7               13D                       Page 6 of 7 Pages



BankPittsburgh (the "Bank"), the Board of Directors of Pittsburgh Financial or the Bank, or any of the directors or officers of Pittsburgh Financial or the Bank;

          (iv) Mr. Tott will not directly or indirectly participate nor act in concert with any affiliate, group or otherwise participate, by encouragement or otherwise, in any litigation against or derivatively on behalf of Pittsburgh Financial or the Bank, or any of their respective officers or directors; or

          (v) Mr. Tott will not provide nor act in concert with any person to provide, any funds, services or facilities, to any person in support of any activity by such person that would be a violation of their covenants under the provision of said section of the Agreement if undertaken by any of them.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

     The following exhibit is filed with this report:


                  Exhibit Number                    Description
                  --------------                    -----------

                      99.1 Agreement, dated January 3, 2001, between the Company and Mr. Tott




CUSIP No.  725098 10 7               13D                       Page 7 of 7 Pages



                                 Signatures


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                     /s/ Jeffrey W. Tott
                                     ---------------------------
                                     Jeffrey W. Tott



                                     Date: March 9, 2001